FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                           Contact: Dan Suesskind
                                           Chief Financial Officer
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-2-589-2840
                                      George Barrett
                                           President and CEO
                                           Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                      Dorit Meltzer
                                           Director, Investor Relations
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF RISEDRONATE SODIUM TABLETS

Jerusalem, Israel, August 12, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Risedronate Sodium Tablets, 5 mg, 30 mg and 35 mg. Final approval is expected upon the resolution of pending patent litigation.

Teva's Risedronate Sodium Tablets are the AB-rated generic equivalent of Procter and Gamble's Actonel® Tablets, a product indicated for treatment and prevention of postmenopausal and glucocorticoid-induced osteoporosis, and treatment of Paget's disease.

The brand product has annual sales of approximately $942 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: August 12, 2005